SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2021

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

Tax ID (C.N.P.J.) No. 42.150.391/0001-70

State Registration (NIRE) 29300006939

PUBLICLY HELD COMPANY

MINUTES OF THE EXTRAORDINARY GENERAL MEETING

HELD ON NOVEMBER 18, 2021

1.              DATE, TIME AND PLACE: On November 18, 2021, at 3:00 pm, in an exclusively digital form, pursuant to article 4, paragraph 2, item I, and article 21-C, paragraphs 2 and 3 of the Comissão de Valores Mobiliários (“CVM”) Normative Rule No. 481, of December 17, 2009, as amended (“CVM Rule 481”). According to article 4, paragraph 3 of CVM Rule 481, this Extraordinary General Meeting of BRASKEM S.A. (“Meeting” and “Company”, respectively) was considered to be held at the Company's headquarters, located at Rua Eteno, No. 1.561, Polo Petroquimico de Camaçari, in the City of Camaçari, State of Bahia, CEP 42810-000, Brazil.

2.              CALL NOTICE: Call Notice published pursuant to article 124 of Law No. 6,404/76, of December 15, 1976 (“Brazilian Corporate Law”), in the “Diário Oficial do Estado da Bahia” and in newspaper “O Correio da Bahia”, both editions dated October 22, 23 and 26, 2021.

3.              ATTENDANCE: The Meeting was attended by shareholders representing ninety-seven-point fourteen percent (97.14%) of the voting stock of the Company and forty-five point zero two percent (45.02%) of the preferred shares issued by the Company, as verified from the records of the remote participation electronic system made available by the Company, under the terms of article 21-V, item III of CVM Rule 481. Mr. Amós da Silva Cancio, as Chairman of the Company’s Fiscal Council, and Mr. Pedro van Langendonck Teixeira de Freitas, as representative of the Company’s management board, were also present at the Meeting, all of whom were available to provide clarifications.

4.              COMPOSITION OF THE PRESIDING BOARD: Once the legal quorum was verified, the Meeting started, with Ms. Paula Cristina Penteado Magalhães Azevedo acting as chairwoman of the meeting and Ms. Clarisse Mello Machado Schlieckmann as secretary of the meeting, who were chosen as set forth in article 16, paragraph 3, of the Company’s Bylaws.

5.              AGENDA: To resolve on the replacement of one (1) effective member of the Company’s Board of Directors, appointed by shareholders Novonor S.A. – Em Recuperação Judicial (formerly named Odebrecht S.A.) and NSP Investimentos S.A. – Em Recuperação Judicial (formerly named OSP Investimentos S.A.) (“Novonor”), to fulfill the remaining term of office, until the Annual General Meeting which will resolve on the Company’s financial statements for the fiscal year to end on December 31, 2121.

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BRASKEM S.A.

Tax ID (C.N.P.J.) No. 42.150.391/0001-70

State Registration (NIRE) 29300006939

PUBLICLY HELD COMPANY

MINUTES OF THE EXTRAORDINARY GENERAL MEETING

HELD ON NOVEMBER 18, 2021

6.              PRELIMINARY PROCEDURES: Before proceeding to business, the Chairwoman of the Meeting provided clarifications on the operation of the remote participation electronic system made available by the Company and the form of communicating and voting by the shareholders who remotely participate at the Meeting, and she also informed that: (i) the Meeting would be recorded, and the recording will be filed at the Company's headquarters, under the terms of article 21-E, sole paragraph, of CVM Rule 481; and (ii) the remote participation electronic system in the Meeting allowed shareholders to hear the statements of all other shareholders and address the members of the presiding Board and other participants in the Meeting, thus allowing communication between shareholders.

7.              RESOLUTION: By proposal of the Chairwoman of the Meeting, the reading of the documents related to the matters to be resolved at this Meeting was unanimously waived by all the shareholders, since they were previously made available and fully known to the shareholders. The shareholders also unanimously authorized the publication of the minutes of this Meeting without the signatures of the shareholders, pursuant to article 130, paragraph 2, of the Brazilian Corporate Law. The matter on the agenda was submitted for discussion and voting, and the following resolution was made:

7.1.         REPLACEMENT OF EFFECTIVE MEMBER OF THE COMPANY'S BOARD OF DIRECTORS: In view of the resignation presented by Mr. Rogério Bautista da Nova Moreira, effective member of the Board of Directors of the Company, on October 6, 2021, effective on the date of his substitute’s election, to approve, by unanimous vote of the attending shareholders, owners of the Company’s common shares, without any reservation or exception, according to the voting map set out in Exhibit I to these minutes, the election of Mr. HÉCTOR NUÑEZ, north-American, married under the partial property ruling, business manager, bearer of Identity Card RNE No. V143568-M (CGPI/DIREX/DPF), enrolled with the Brazilian Individual Taxpayers' Registry of the Ministry of Economy (CPF/ME) under No. 249.498.638-94, resident and domiciled in the City of São Paulo, State of São Paulo, with business address at Avenida das Nações Unidas, No. 14.401, 5th Floor, Torre Aroeira, Vila Gertrudes, in the City of São Paulo, State of São Paulo, CEP 04794-000, as an effective member of the Company’s Board of Directors, appointed by shareholder Novonor to replace Mr. Rogério Bautista da Nova Moreira, to fulfill the remaining term of office, which will end at the Annual General Meeting that will resolve on the financial statements for the fiscal year to end on December 31, 2121. The effective

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BRASKEM S.A.

Tax ID (C.N.P.J.) No. 42.150.391/0001-70

State Registration (NIRE) 29300006939

PUBLICLY HELD COMPANY

MINUTES OF THE EXTRAORDINARY GENERAL MEETING

HELD ON NOVEMBER 18, 2021

member of the Company’s Board of Directors herein elected shall take office on this date, by signing the respective deed of investiture drawn up in the proper book. The Board member now elected was previously consulted, having submitted written statements, for all due legal purposes, under the penalties of the law, for the purpose of the provisions of article 37, item II, of Law No. 8,934 of November 18, 1994, with the wording of article 4 of Law No. 10,194 of February 14, 2001, that he is not prevented from exercising commercial or management activities in a mercantile company by virtue of a criminal conviction, having also presented, in order to comply with the provisions of CVM Rule No. 44, of August 23, 2021, and CVM Rule No. 367, of May 29, 2002, written statements, in accordance with said rulings, which were filed at the Company’s headquarters. The new member also presented the Administrators Consent Form to the rules contained in the Level 1 Listing Regulations of B3 S.A. - Brasil, Bolsa e Balcão, which was also filed at the Company's headquarters.

Due to the election resolved upon in this item 7.1, the Company's Board of Directors shall have the following composition:

EFFECTIVE MEMBERS	RESPECTIVE ALTERNATES
JOSÉ MAURO METTRAU CARNEIRO DA CUNHA (Chairman)	ANDRÉ AMARO DA SILVEIRA
JOÃO COX NETO (Vice-Chairman)	DANIEL PEREIRA DE ALBUQUERQUE ENNES
MARCELO KLUJSZA	-
ANDREA DA MOTTA CHAMMA	MARIA ISABEL DE FARIA PEREZ
GESNER JOSÉ DE OLIVEIRA FILHO	MARCELO ROSSINI DE OLIVEIRA
JOÃO PINHEIRO NOGUEIRA BATISTA	MARCELO MANCINI STELLA
JULIO SOARES DE MOURA NETO	-
ROBERTO LOPES PONTES SIMÕES	JOSÉ MARCELO LIMA PONTES
PAULO ROBERTO VALES DE SOUZA	LAURA MANIERO GADELHO
ROBERTO FALDINI	-
HÉCTOR NUÑEZ	GUILHERME SIMÕES DE ABREU

8.              ADJOURNMENT: Pursuant to article 30, paragraph 4, of CVM Rule No. 480, the total approvals computed from the voting on each item of the agenda are indicated in Exhibit I, which, for all purposes, shall be considered an integral

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BRASKEM S.A.

Tax ID (C.N.P.J.) No. 42.150.391/0001-70

State Registration (NIRE) 29300006939

PUBLICLY HELD COMPANY

MINUTES OF THE EXTRAORDINARY GENERAL MEETING

HELD ON NOVEMBER 18, 2021

part hereof. There being no further matters to discuss, the Meeting was adjourned and these minutes were drawn up, read, discussed and found to be in order, signed by the members of the Presiding Board, and the shareholders who attended the Meeting by means of the electronic system made available by the Company had their presence recorded by the members of the Presiding Board and shall be considered as subscribers to these minutes, pursuant to article 21-V, paragraphs 1 and 2 of CVM Rule No. 481, and the Company's Shareholders' Attendance Book. Also, pursuant to article 130, paragraph 1 of the Brazilian Corporate Law, these minutes were drawn up in the form of a summary of the facts occurred. At last, the shareholders unanimously authorized the publication of these minutes without the shareholders’ signatures, pursuant to article 130, paragraph 2, of the Brazilian Corporate Law.

9.              SIGNATURES: PRESIDING BOARD - Paula C. P. Magalhães Azevedo (Chairwoman); Clarisse Mello Machado Schlieckmann (Secretary). ATTENDING SHAREHOLDERS - NSP INVESTIMENTOS S.A. – Em Recuperação Judicial and NOVONOR S.A. – Em Recuperação Judicial (by Ms. Naiara Erthal Assad) and PETRÓLEO BRASILEIRO S.A. – PETROBRAS (by Mr. Felipe Câmara Moreira).

Camaçari/BA, November 18, 2021.

_______________________________ Clarisse Mello Machado Schlieckmann Secretary

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BRASKEM S.A.

Tax ID (C.N.P.J.) No. 42.150.391/0001-70

State Registration (NIRE) 29300006939

PUBLICLY HELD COMPANY

MINUTES OF THE EXTRAORDINARY GENERAL MEETING

HELD ON NOVEMBER 18, 2021

EXHIBIT I

FINAL SYNTHETIC SUMMARY VOTING MAP

Extraordinary General Meeting

held on November 18, 2021

Description of the Resolution	Vote	Number of Current Common¹ Shares	(%) of the voting capital present
To resolve on the replacement of one (1) effective member of the Company’s Board of Directors, appointed by shareholders Novonor S.A. – Em Recuperação Judicial (formerly named Odebrecht S.A.) and NSP Investimentos S.A. – Em Recuperação Judicial (formerly named OSP Investimentos S.A.) (“Novonor”), to fulfill the remaining term of office, until the Annual General Meeting that will resolve on the Company’s financial statements for the fiscal year to end on December 31, 2121.	Approvals	438.761.575	100%
	Rejections	-	-
	Abstentions	-	-

(¹) It does not consider shares held in treasury stock.

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 18, 2021

BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.